

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

August 31, 2011

<u>Via Facsimile</u>
Michael D. Angel
Interim Chief Financial Officer and Treasurer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011

      Re: Orange 21 Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 25, 2011
               File No. 000-51071

Dear Mr. Angel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 8. Financial Statements and Supplementary Data, page 43</u>

<u>Note 1. Organization and Significant Accounting Policies, page 49</u>

<u>Deconsolidation of LEM, page 49</u>

1.   We see that you sold 90% of the equity of your subsidiary LEM and as a result of minimum purchase commitments included in the sales agreement; you have not classified this component as a discontinued operation. Please tell us how you have assessed the minimum purchase commitments under paragraphs 45-1 to 45-2 and 55-25 to 55-79 of FASB ASC 205-20 in supporting your conclusion.

Note 6. Financing Arrangements, page 61

2.   We see that on December 20, 2010, you entered into a new promissory note agreement with Costa Brava which replaced three promissory notes and included a conversion option for $2.25 million of the principal amount. We note that you accounted for the agreement as a debt modification. Please show us your analysis of this agreement and describe for us how you concluded that debt modification accounting was appropriate under FASB ASC 470-50-40. Refer to paragraphs 40-10 through 40-12.

Note 10. Share-Based Compensation, page 64

3.   We note that you have disclosed the amount of share-based compensation expense recognized on a per share basis for the years ended December 31, 2010 and 2009. We note that this disclosure was only permitted in the year of adoption of SFAS 123R. Accordingly, as previously requested in comment 4 of our letter dated April 28, 2009, revise all future filings to no longer disclose the per share effect of share-based compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant